Amerant Bancorp Inc.
220 Alhambra Circle
Coral Gables, Florida 33134
(305) 460-8728

June 12, 2026

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Amerant Bancorp Inc.
Request to Withdraw Registration Statement on Form S-3
File No. 333-296708

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) under the Securities Act of 1933, as amended (the “Securities Act”), Amerant Bancorp Inc., a Florida corporation (the “Company”), hereby respectfully requests immediate withdrawal of its Registration Statement on Form S-3 (File No. 333-296708) filed with the Securities and Exchange Commission (the “Commission”) on June 11, 2026, together with all exhibits thereto (the “Registration Statement”).

The Company requests withdrawal of the Registration Statement because the Registration Statement was inadvertently filed as form type “S-3” instead of form type “S-3ASR.” The Company intends to file a new automatic shelf registration statement shortly after submitting this request. The Company confirms that no securities have been sold pursuant to the Registration Statement.

It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted at the time filed with the Commission unless, within fifteen calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

The Company respectfully requests your assistance in this matter. If you have any questions regarding this application for withdrawal, please contact Esther L. Moreno of Akerman LLP at (305) 982-5519.

Sincerely,

/s/ Sharymar Calderon
Name: Sharymar Calderon
Title: SEVP, Chief Financial Officer